Mail Stop 4561

August 16, 2005

Chad C. Braun
Chief Financial Officer
Amreit
8 Greenway Plaza, Suite 1000
Houston, TX 77046

       Re: **Amreit**
              Form 10-K for Fiscal Year Ended December 31, 2004
              Form 10-Q for Fiscal Quarter Ended March 31, 2005
              File No. 1-31397

Dear Mr. Braun:

      We have reviewed your filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 6 – Selected Financial Data, page 16

1. Reference is made to your presentation of adjusted funds from operations. Advise us how you have complied with the disclosure requirements under Item 10(e). In addition, tell us how you considered the guidance in Questions 7, 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when determining the appropriateness of excluding impairment charges and deferred merger costs from Adjusted FFO.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Funds From Operations, page 25

2. We note your presentation of dividends in excess of FFO on page 26. Your current presentation implies that dividends are based upon FFO rather than net income. Given that you are using FFO as a measure of your performance instead of a measure of your liquidity (i.e. ability to pay distributions), advise us how this presentation complies with the disclosure requirements under Item 10(e).

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3. Please explain your accounting policies for commission revenue on capital transactions for the REIT and your related partnerships. In addition, please advise us how you considered the disclosure requirements in Rule 4-08(k) of Regulation S-X for commission and other revenues generated from related parties.

Deferred Compensation, page F-11

4. We note from your disclosure that you have not recognized compensation expense related to the economic interests granted to certain employees. Please advise us your basis in GAAP for your accounting treatment. Clarify if the substance of these issues is more akin to the grant of a stock option, SAR or other equity interest and why. Also explain why you have not applied variable accounting to this arrangement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely D. Luckey
Accounting Branch Chief